
SEC MAIL PROCESSING
RECEIVED
MAY 3 1 2005
WASH, D.C.
209
SECTION

SECU  SION

05043143

VF 6-3-05

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 49237

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 4/1/04 (MM/DD/YY) AND ENDING 3/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Wall + Company Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Town Square Blvd. Ste. 100
(No. and Street)

Asheville	NC	28801
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Warren Wall 828-651-9617
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Dixon Hughes, PLLC
(Name – *if individual, state last, first, middle name*)

500 Ridgefield Court	Asheville	NC	28802-3049
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

PROCESSED
JUN 1 4 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Warren Wall, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Wall + Company Securities, Inc, as of March 31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



STACY McMICHAEL
NOTARY
PUBLIC
BUNCOMBE CO.
N.C.

Signature

President

Title

Notary Public My commission expires 4/17/2010

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



DIXON HUGHES PLLC
Certified Public Accountants and Advisors

To the Board of Directors
Wall and Company Securities, Inc.
Asheville, North Carolina

In planning and performing our audit of the financial statements and supplemental schedule of Wall and Company Securities, Inc. (the "Company") for the year ended March 31, 2005, we considered its internal control, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11), and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons;
2. Recordation of differences required by Rule 17a-13; and
3. Complying with the requirements for prompt payment for securities of Section 8 of Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control policies and procedures and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial

500 Ridgefield Court, PO Box 3049
Asheville, NC 28802-3049
Ph. 828.254.2254 Fx. 828.254.6859
www.dixon-hughes.com


mri

statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted the following matter involving the accounting system and its operation that we consider to be a material weakness as defined above. This condition was considered in determining the nature, timing, and extent of the procedures to be performed in our audit of the financial statements of Wall and Company Securities, Inc. for the year ended March 31, 2005.

Segregation of Duties

The Company's management should continually keep in mind that there is a potential for internal control problems because of the small size of the Company's staff, which makes it technically impossible to fully segregate duties in such a manner as to achieve a workable set of checks and balances on each employee. Checks and balances are necessary to reduce possibilities for errors arising from misunderstanding of instructions, mistakes of judgment, and personal carelessness, distraction, or fatigue. Even procedures whose effectiveness depends on segregation of duties can be circumvented by collusion.

* * * * * *

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this

understanding and on our study, we believe that the Company's practices and procedures were adequate at March 31, 2005, to meet the SEC's objectives.

This report is intended solely for the use of management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Asheville, North Carolina
April 20, 2005

Dixon Hughes PLLC

WALL AND COMPANY SECURITIES, INC.

Financial Statements
and
Supplementary Schedule

March 31, 2005

(with Independent Auditors' Report thereon)

WALL AND COMPANY SECURITIES, INC.

Table of Contents

March 31, 2005



DIXON HUGHES PLLC
Certified Public Accountants and Advisors

- Independent Auditors' Report -

To the Board of Directors
Wall and Company Securities, Inc.
Asheville, North Carolina

We have audited the accompanying statement of financial condition of Wall and Company Securities, Inc. (an "S" Corporation) (the "Company") as of March 31, 2005, and the related statements of operations, stockholder's equity, changes in liabilities subordinated to claims of creditors, and cash flows for the year then ended, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Wall and Company Securities, Inc. as of March 31, 2005, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information in the accompanying schedule is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities

500 Ridgefield Court, PO Box 3049
Asheville, NC 28802-3049
Ph. 828.254.2254 Fx. 828.254.6859
www.dixon-hughes.com



Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Asheville, North Carolina
April 20, 2005

Dixon Hughes PLLC

Exhibit "A"

WALL AND COMPANY SECURITIES, INC.

Statement of Financial Condition

March 31, 2005

Assets		
Cash and cash equivalents	$	1,003
Accounts receivable		1,083
Prepaid expenses		2,651
Due from related parties		121,899
Securities owned, at market value		73,296
Total assets	$	199,932
Liabilities and Stockholder's Equity		
Accounts payable	$	1,120
Due to related parties		14,223
Total liabilities		15,343
Stockholder's equity:		
Common stock, $1 par value; authorized 100,000 shares, issued and outstanding 1,000 shares		1,000
Additional paid in capital		96,000
Retained earnings		87,589
Total stockholder's equity		184,589
Total liabilities and stockholder's equity	$	199,932

The accompanying notes are an integral part of these financial statements.

WALL AND COMPANY SECURITIES, INC.

Statement of Operations

For the Year Ended March 31, 2005

Revenues:		
Commissions	$	125,554
Interest		5,576
Other		5,029
		136,159
Expenses:		
Clearance		634
Management fees		177,262
Other		20,916
		198,812
Net loss	$	(62,653)

The accompanying notes are an integral part of these financial statements.

WALL AND COMPANY SECURITIES, INC.

Statement of Stockholder's Equity

For the Year Ended March 31, 2005

	Common Stock		Additional Paid-In	Retained	
	Shares	Amount	Capital	Earnings	Total
Balance at March 31, 2004	1,000	$ 1,000	$ 96,000	$ 150,242	$ 247,242
Net loss	-	-	-	(62,653)	(62,653)
Balance at March 31, 2005	1,000	$ 1,000	$ 96,000	$ 87,589	$ 184,589

The accompanying notes are an integral part of these financial statements.

Exhibit "D"

WALL AND COMPANY SECURITIES, INC.

Statement of Changes in Liabilities Subordinated to Claims of Creditors

For the Year Ended March 31, 2005

Balance, March 31, 2004	$ -
Additions	-
Balance, March 31, 2005	$ -

The accompanying notes are an integral part of these financial statements.

WALL AND COMPANY SECURITIES, INC.

Statement of Cash Flows

For the Year Ended March 31, 2005

Operating activities:		
Net loss	$	(62,653)
Changes in operating assets and liabilities:		
Accounts receivable		(1,083)
Prepaid expenses		(2,651)
Securities owned		(5,010)
Accounts payable and due to related parties		15,343
Net cash used in operating activities		(56,054)
Investing activities:		
Net repayments from related parties		49,108
Net decrease in cash and cash equivalents		(6,946)
Cash and cash equivalents, beginning of year		7,949
Cash and cash equivalents, end of year	$	1,003

The accompanying notes are an integral part of these financial statements.

1. **Summary of Significant Accounting Policies**

Organization - The Company is registered as a broker-dealer with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers, Inc. (NASD). The Company was registered on April 25, 1996 and July 12, 1996, respectively. The Company is a North Carolina corporation, and its customer base consists primarily of individual customer accounts in Western North Carolina.

The Company has an agreement with Southwest Clearing Corporation (the "Clearing Broker") to clear securities transactions, carry customers' accounts on a fully-disclosed basis, and perform record keeping functions; accordingly, it operates under the exemptive provisions of Securities and Exchange Commission Rule 15c3-3(k)(2)(b). The Company has pledged approximately $7,000 of securities to the Clearing Broker as part of the agreement. The Company also sells other investment products such as annuities, life insurance, church bonds, and mutual funds on behalf of other companies.

Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Estimates also affect the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Securities Transactions - Proprietary securities transactions are recorded on the trade date basis. Customer's securities transactions are reported on a settlement date basis with related commission income and expenses reported on a trade date basis.

Securities Owned - Securities owned are valued at market, and changes in unrealized gains and losses are reflected in the statement of operations.

Income Taxes - The Company has elected to be treated as a Subchapter "S" corporation for federal and state income tax purposes. Under the Subchapter "S" election, profits and losses and available tax credits are recognized on the stockholder's income tax return; therefore, no liability for income taxes has been provided in the financial statements.

Cash and Cash Equivalents - Cash and cash equivalents includes cash on hand and deposits at financial institutions with a maturity of three months or less.

2. **Related Party Transactions**

The Company pays a related party, W. Wall and Company, Inc., management fees in accordance with a management fee agreement. The related party is to provide management and administrative services and office space to the Company as defined in the agreement. The Company monitors annual expenses to ensure the percentage paid is calculated correctly.

The amount expensed under this agreement for the year ended March 31, 2005, was approximately $177,000. The Company owed approximately $14,000 to W. Wall and Company, Inc. as of March 31, 2005. This amount is presented in due to related parties in the Statement of Financial Condition.

The Company has advanced $121,899 to the sole stockholder as of March 31, 2005. The advance bears an interest rate of 4.63%. Interest is to be paid on demand but no later than November 30 of each year the advance is outstanding. Principal is due upon demand. The Company recorded interest income on this note of approximately $5,500 during the year ended March 31, 2005.

3. **Securities Owned**

Marketable securities owned consist of trading and investment securities at market values as follows:

Mutual funds	$ 73,296

4. **Net Capital Requirement**

The Company is a member of the NASD and is subject to the SEC Uniform Net Capital Rule 15c3-1. This rule requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At March 31, 2005, the Company's net capital was approximately $57,000, which was approximately $52,000, above its minimum requirement of $5,000. The Company's aggregate indebtedness as of March 31, 2005 was $15,343, which was $674,537 less than its allowable aggregate indebtedness.

5. **Off-Balance Sheet Risk**

Pursuant to the clearance agreement, the Company introduces all of its securities transactions to a clearing broker on a fully disclosed basis. All of the customers' money balances and long and short security positions are carried on the books of the clearing broker. In accordance with the clearance agreement, the Company is obligated for any losses the clearing broker may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and the clearing broker monitor collateral on the customers' accounts introduced by the Company.

WALL AND COMPANY SECURITIES, INC.

Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission

March 31, 2005

Net capital:		
Total stockholder's equity	$	184,589
Deduct non-allowable assets:		
Accounts receivable		1,083
Prepaid expenses		2,651
Due from related parties		121,899
Net capital before haircuts		58,956
Haircuts on securities and money market fund		1,466
Net capital	$	57,490
Total aggregate indebtedness	$	15,343
Computation of basic net capital requirement, minimum net capital required (greater of 6.67% of aggregate indebtedness or $5,000 minimum dollar net capital)	$	5,000
Excess net capital	$	52,490

There were no differences between the audited net capital amount and the unaudited net capital amount filed in the Focus Report by the Company as of March 31, 2005.

See Independent Auditors' Report.



DIXON HUGHES PLLC
Certified Public Accountants and Advisors

- Independent Auditors' Reportable Conditions Letter -

Mr. Warren Wall
Wall and Company Securities, Inc.
Asheville, North Carolina

In planning and performing our audit of the financial statements of Wall and Company Securities, Inc. for the year ended March 31, 2005, we considered its internal control in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control. However, we noted a certain matter involving internal control and its operation that we consider to be a reportable condition under standards established by the American Institute of Certified Public Accountants. Reportable conditions involve matters coming to our attention relating to significant deficiencies in the design or operation of internal control that, in our judgment, could adversely affect the organization's ability to record, process, summarize, and report financial data consistent with the assertions of management in the financial statements.

A material weakness is a reportable condition in which the design or operation of one or more internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be reportable conditions and, accordingly, would not necessarily disclose all reportable conditions that are also considered to be material weaknesses as defined above. However, we noted the following reportable condition that we believe to be a material weakness.

Segregation of Duties

The Company's management should continually keep in mind that there is a potential for internal control problems because of the small size of the Company's staff, which makes

500 Ridgefield Court, PO Box 3049
Asheville, NC 28802-3049
Ph. 828.254.2254 Fx. 828.254.6859
www.dixon-hughes.com


mri
A Member of Moores Rowland International
An association of independent accounting firms throughout the world.

it technically impossible to fully segregate duties in such a manner as to achieve a workable set of checks and balances on each employee. Checks and balances are necessary to reduce possibilities for errors arising from misunderstanding of instructions, mistakes of judgment, and personal carelessness, distraction, or fatigue. Even procedures whose effectiveness depends on segregation of duties can be circumvented by collusion.

* * * * * * * *

This report is intended for the information and use of the Board of Directors, management and any regulatory authorities and is not intended to be and should not be used by anyone other than these specified parties.

We wish to take this opportunity to express our appreciation for the assistance and cooperation given our representatives during our audit. Should you have any questions concerning the matters presented herein, we would be pleased to discuss them with you further at your convenience.

Asheville, North Carolina
April 20, 2005

Dixon Hughes PLLC

WALL & COMPANY SECURITIES, INC.

AGREED UPON PROCEDURES

April 20, 2005



DIXON HUGHES PLLC
Certified Public Accountants and Advisors

Independent Accountants' Report on Applying
Agreed Upon Procedures

To the Stockholder
Wall & Company Securities, Inc.

We have performed the procedures enumerated below, which were agreed to by Wall & Company Securities, Inc. (the "Company"), solely to assist you with determining your compliance with certain Anti-Money Laundering regulations ("regulations") as of April 20, 2005. This engagement to apply agreed-upon procedures was performed in accordance with attestation standards established by the American Institute of Certified Public Accountants. Management is responsible for complying with the reporting requirements as established under the Act. The sufficiency of the procedures is solely the responsibility of the specified users of the report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

Our procedures and the findings are as follows:

1. We obtained a copy of the Company's compliance policy used by the Company to monitor compliance with the regulations. We read excerpts of the Company's compliance policy to determine that, at a minimum, the program:
   a. Designates a compliance officer responsible for coordinating and monitoring day-to day compliance with the regulations.
   b. Designates a person responsible for reviewing, approving, and revising the policy as necessary.

   The Company's compliance policy lists Warren Wall, president, as the compliance officer responsible for monitoring day-to-day compliance with the regulations. Warren Wall is listed as the executive officer responsible for reviewing, approving and revising the Company's compliance policy.

500 Ridgefield Court, PO Box 3049
Asheville, NC 28802-3049
Ph. 828.254.2254 Fx. 828.254.6859
www.dixon-hughes.com



2. We interviewed the individual designated by the Company to coordinate and monitor day-to-day compliance with the regulations to determine whether the Company has any accounts with foreign banks and, if so, whether the Company has obtained adequate documentation from users of that account.

   Per inquiry it was determined that the Company does not have any accounts with foreign banks and thus, no further procedures were performed.

3. We randomly selected a sample of 15 customers and reviewed their customer files to determine whether or not the Company compared its customer list with the OFAC SDN list as required by the regulations.

   Three customers out of fifteen sampled were not compared to the list. The individual responsible for completing the comparison is required by Company policy and procedure to initial and date on the OFAC search list that the comparison was done. There were no initials or dates on the forms reviewed. Furthermore, the results of the comparison with the OFAC list revealed matches that were not concluded upon by the AMLCO.

   Nine customers sampled had not been compared to the OFAC list since they were existing customers with no current year activity.

4. We interviewed the individual designated by the Company to coordinate and monitor day-to-day compliance with the regulations to determine whether or not the Company held an annual training session for its employees on their responsibilities under the regulations. We obtained an attendance list and compared it to the most recent personnel list. Finally we obtained an agenda from the training session and compared it to the required training topics as listed in the Policies manual.

   The Company held its annual retreat on October 23, 2004. All employees on the current personnel list were in attendance, except for three employees hired since the retreat. The Company's training materials included discussions regarding the requirements of the regulations. Also included in the training materials were instructions on how to complete the required forms under the regulations.

5. We reviewed the "Client Suitability Forms" on file for 15 customers to determine whether or not the Company gathers all the information required as listed in the Company policy before the account is approved.

From our sampling, we determined that the form is being given to all new customers to the Company and is also being required of existing customers if the customers have any account activity or come into the office. It was noted that of the 15 customers sampled, 6 were new or existing customers with 2004 activity. All 6 had filled out the latest form. The remaining 9 customers sampled were existing clients with no 2004 account activity, and had not completed the new form.

6. We read the Company policy to determine whether or not it includes guidelines for compliance with reporting and record keeping requirements for monetary transactions of $3,000 or more.

   The Company policy includes guidelines to comply with the reporting and record keeping requirements for monetary transactions greater than $3,000. However, through inquiry and observation, we noted there were none for testing, as the Company does not accept cash, and customers send their funds to be invested directly to the Company's vendors.

7. We read the Company policy to determine whether the Company's operating procedures and compliance guidelines include procedures for the preparation of Forms FinCEN 101 and 104.

   The Company policy includes the proper procedures for the preparation of forms. However, through inquiry and observation, we noted that no forms were filed from January 1, 2004 through December 31, 2004 for testing.

8. We interviewed the individual designated by the Company to coordinate and monitor day-to-day compliance with the regulations to determine whether or not the Company periodically reviews employee accounts for suspicious or reportable activity.

   Through inquiry we determined that the compliance officer periodically reviews employee accounts for suspicious or reportable activity.

9. We read the Company's policy and compliance guidelines to determine whether it included procedures for the maintenance of a customer exemption list, including a written policy for retention of each customer exemption statement for as long as the exemption remains in effect and for a period of five years following removal from the exemption list.

We reviewed the policy and interviewed Company personnel and determined that no customers are exempt. Employees must obtain the proper identification from all customers.

This report is intended for the use of the specified users listed above and should not be used by those who have not agreed to the procedures and taken responsibility for the sufficiency of the procedures for their purposes.

Asheville, North Carolina
April 20, 2005

Dixon Hughes PLLC